June 4, 2008

Mr. Daniel L. Gordon

Division of Corporate Finance, Branch Chief

Securities and Exchange Commission

100 F St. Street, NE

Washington, D.C. 20549

Re:	U-Store-It Trust
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 1-32324

Dear Mr. Gordon:

Reference is made to the Staff’s comment letter to Christopher P. Marr, Chief Financial Officer of U-Store-It Trust (the “Company”), dated May 15, 2008, regarding the above-referenced filing (the “Comment Letter”).  This letter responds to the Staff’s comment.

In responding to the Staff’s comment, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing;
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements, page F-9

Note 8 — Related Party Transactions, page F-19

1.

We note that you entered into a settlement agreement in which you amended or terminated certain agreements and settled all pending litigation with Rising Tide Development LLC and other related parties and that this settlement was conditioned upon your acquisition of 14 self-storage facilities from Rising Tide for $121 million. Please tell us how you determined that all consideration paid was allocable to the purchase of the storage facilities, considering the provisions of EITF 04-01, Accounting for Preexisting Relationships between the Parties to a Business Combination. Specifically, tell us how you measured the fair value of both the storage facilities acquired and the effective settlement of the lawsuits and executory contracts in the business combination.

Response:

Background on the Related Parties and the Settlement Agreements

On October 27, 2004, the Amsdell family took their self-storage business, U-Store-It, public.  At that time, Robert Amsdell was named Chairman of the Board and Chief Executive Officer; Todd Amsdell, Robert’s son, was named Chief Operating Officer; and Barry Amsdell was elected a Trustee of the Company (collectively, the “Amsdells”).

At the time of the Company’s initial public offering (“IPO”), 19 of the self-storage properties owned by members of the Amsdell family were in development and not yet profitable.  To avoid diluting the value of the Company’s shares in the IPO, the Amsdells agreed that their private company, Rising Tide Development, LLC (“Rising Tide”), would retain ownership of these development properties until they reached stabilization (the “Rising Tide Properties”).   The Amsdells agreed that the Company’s operating partnership, U-Store-It, L.P., would have an option to purchase the Rising Tide Properties when they reached stabilization (the “Option Agreement”).

To protect the Company’s option rights, a Company subsidiary, YSI Management LLC (“YSI”), entered into a management agreement with Rising Tide, under which YSI was given the exclusive authority to manage and set commercially reasonable rates for the Rising Tide Properties for a fee equal to the greater of 5.35% of the gross revenues of each property or $1,500 per property per month (the “Property Management Agreement”).  In addition, YSI and Rising Tide entered into an agreement pursuant to which YSI provided limited marketing and other miscellaneous services for the Rising Tide Properties from the date of the IPO (the “Marketing and Ancillary Services Agreement”) at market rates.

At the time of the IPO, Robert and Todd Amsdell also entered into employment agreements with the Company (“Employment Agreements”) and each of the Amsdells entered into agreements prohibiting them from soliciting any employees of the Company or its subsidiaries (the “Noncompetition Agreements”).

In January 2007, the Company conducted an inquiry into certain actions taken by Robert and Todd Amsdell.  The Company alleged that they had, among other things: prevented certain Rising Tide Properties from attaining hurdles that would trigger the Company’s option; diverted for their own benefit the Company’s corporate opportunities in violation of the Option Agreement; and solicited Company employees in violation of the Noncompetition Agreements.  In February 2007, the Amsdells resigned their positions as executive officers and Trustees of the Company.  In May 2007, the Company filed suit against Robert and Todd Amsdell alleging breaches of fiduciary duties, among a myriad of other things.  Robert and Todd Amsdell countersued the

Company alleging breaches of the Property Management Agreement, among a myriad of other things, and filed a second suit seeking indemnification and advancement of legal expenses.  In addition, Todd filed a third suit alleging breach of his Employment Agreement, among other things.

Over a period of eight months, beginning in February 2007, the Amsdells and the Company engaged in continuous settlement discussions to resolve their differences.  Ultimately, the parties recognized that the only way to finally settle the many differences and avoid protracted litigation was for the Company to acquire the Rising Tide Properties at fair value and effectively terminate any continuing need for the Option Agreement, the Property Management Agreement and other miscellaneous agreements described below.  The Company further determined during this period that it would be in the best interests of the Company to terminate or amend all agreements with the Amsdells as part of the settlement both to avoid future issues and to eliminate pre-existing relationships.  At the time of the settlement, the Amsdells had not been serving as Trustees or officers of the Company for nearly seven months.

As disclosed in Note 8 to our 2007 Annual Report on Form 10-K and in our Form 8-K, dated September 14, 2007, on that date, the Company and its subsidiaries:

•	settled all pending state and federal court litigation involving Rising Tide and the Amsdells;

•	purchased 14 Rising Tide Properties for an aggregate purchase price of $121 million pursuant to a purchase and sale agreement;

•	terminated the Option Agreement;

•	terminated the Property Management Agreement and a Marketing and Ancillary Services Agreement between the Rising Tide and the Company;

•	executed a Standstill Agreement with the Amsdells;

•	executed a first amendment to leases between entities owned by the Amsdells and the Company (the “Office Leases”);

•	amended Non-competition Agreements with the Amsdells; and

•	terminated Employment Agreements with Robert and Todd Amsdell.

The acquisition of the 14 Rising Tide Properties constituted an asset acquisition, rather than a business combination, however we did apply the concepts of FASB Statement No. 141, Business Combinations and FASB Statement No. 142, Goodwill and Other

Intangible Assets in assessing the various components of the acquisition.  Accordingly, we evaluated all aspects of the assets acquired and liabilities assumed, including intangibles, and determined that approximately $6.8 million of the purchase price should be allocated to in-place lease values which we are amortizing over 12 months.

As indicated, while this purchase was determined to be an asset acquisition, we did consider EITF 04-01, Accounting for Preexisting Relationships between the Parties to a Business Combination, as guidance as we evaluated each of the components separately as described below:

•

Settlement Agreement. The Settlement Agreement resolved all pending state and federal court litigation between the parties and provided for each of the actions described below. The Company had previously expensed all costs related to the litigation as period costs in our financial statements. There were no agreements, beyond what is described below, relative to the settlement for the payment to, or receipt of a benefit by, any party in conjunction with this settlement.

•

Rising Tide Properties Acquisition. The Company acquired 14 of the remaining 15 Rising Tide Properties. The one property that the Company did not acquire was the only undeveloped Rising Tide Property. The purchase price of the 14 Rising Tide Properties was determined by extended, arm’s-length negotiations between the parties. In order to assist the Company in determining the fair value of the acquired real estate, we engaged an independent third party to perform an appraisal of the 14 self-storage assets. The appraiser’s report indicated that he followed standard valuation practices in determining the fair value of the acquired assets, including cost, income and market-valuation approaches. The valuation supported management’s assessment that the purchase price of $121 million was at fair value.

•

Option Agreement. As a result of the Company’s acquisition of the Rising Tide Properties, the Company terminated the Option Agreement. The Option Agreement provided that it would terminate upon the earlier of the acquisition by the Company of the Rising Tide Properties and October 2008. At the time of the settlement, one of the 15 properties subject to the Option Agreement was likely to achieve the occupancy hurdle that would permit the Company to exercise its option to purchase the property. Given the operating history of the Rising Tide Properties, the Company estimated that few, if any, of the remaining properties were likely to achieve the occupancy hurdle during the remaining term of the Option Agreement. As all of the developed properties were included in the portfolio of properties the Company acquired from Rising Tide in connection with the settlement, the termination of the Option Agreement was determined not to have any significant value.

•

Property Management Agreement and the Marketing and Ancillary Services Agreement. The Company determined that the terminated Property Management Agreement and Marketing and Ancillary Services Agreement had no significant value as each agreement was entered into at market terms; accordingly, no settlement gain or loss was recognized. Moreover, each of the parties to the litigation alleged breaches of these agreements, which pursuant to their terms would have permitted either party to terminate these agreements on 30 days notice.

•

Standstill Agreement. The standstill agreement that was executed with the Amsdells was for a period of less than one year. The Company’s primary objective in entering into the standstill agreement was to provide the market assurance that there would be a reasonable “cooling-off” period following the litigation for the Company to focus entirely on its business operations. Given the short duration of the agreement, it was deemed to have insignificant value.

•

Lease Amendments. The Company leased approximately 32,000 square feet of office space in suburban Cleveland, Ohio from entities owned by the Amsdells. Our independent Trustees approved the terms of, and entry into, each of the Office Leases. These leases had terms ending between 2008 and 2014, were deemed to be at market rates and accordingly, contained standard termination clauses. As part of the settlement, each Office Lease was amended to provide the Company with additional rights to sublease space it previously used as corporate office space. In addition, a provision in each Office Lease requiring the acceleration of all rent payments upon the Operating Partnership vacating or abandoning the space was deleted. In conjunction with the Company’s lease abandonment charge recorded in the third quarter of 2007, an estimate of sublease income related to the Office Leases was contemplated in its charge pursuant to SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. Accordingly, the value of the sublease rights obtained was recorded as a component of this charge.

•

Noncompetition Agreements. On October 27, 2004, each of the Amsdells entered into Noncompetition Agreements with the Company. These agreements prohibited the Amsdells from being involved in any self-storage business, other than the Company, for three years after the date of the agreements or one year after the period during which they are employed by (or serve as a trustee of) the Company, whichever is longer. Robert and Barry Amsdell’s Noncompetition Agreement contained an exception permitting them to work with or have an interest in Rising Tide. Todd Amsdell’s Noncompetition Agreement did not contain this exception. The Noncompetition Agreements also contained broad prohibitions against soliciting employees. These covenants applied for three years after the date of the agreements or two years after their employment with the Company, whichever is longer. The Company amended the Noncompetition Agreements to permit the Amsdells to independently pursue opportunities in the self-storage business, develop the remaining Rising Tide Property previously subject to the Option Agreement that the Company did not acquire, and to hire former employees or independent contractors of the Company. The Company determined the amendments had no identifiable value, and accordingly ascribed no value to them.

•

Employment Agreements. Each of Robert and Todd Amsdell had an Employment Agreement with the Company that that would have expired by their terms in December 2007. As both Robert and Todd Amsdell resigned in February 2007, their Employment Agreements terminated at that time. Each agreement also provided that in the event of resignation by the employee, the employee will have no right to receive any compensation or benefits on or after the effective date of the termination. The Settlement Agreement confirmed the termination of these agreements.

In light of the above pre-existing relationships and the potential for protracted litigation, the parties agreed to settle all arrangements and separate the Amsdells from the Company by agreeing to purchase the 14 Rising Tide Properties at fair value.

If the staff wishes to discuss our response to the Comment Letter, please contact me at 610-293-5701.

Sincerely,

Christopher P. Marr
Chief Financial Officer